

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Gary Atkinson
Chief Executive Officer
Singing Machine Co Inc.
6301 NW 5th Way, Suite 2900
Fort Lauderdale FL 33309

      Re: Singing Machine Co Inc.
           Registration Statement on Form S-1
           Filed September 3, 2021
           File No. 333-259341

Dear Mr. Atkinson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing

cc: Clint Gage